
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 6, 2009

Ms. Julie Smolyansky
President, Chief Executive Officer and Director
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053

> **Re:** **Lifeway Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 0-17363**

Dear Ms. Smolyansky:

We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director